Exhibit 99.1

Alexco Announces Third Quarter 2021 Results

(All amounts in CDN$ unless otherwise indicated)

VANCOUVER, BC, Nov. 9, 2021 /CNW/ - Alexco Resource Corp. (NYSE American: AXU) (TSX: AXU) ("Alexco" or the "Company") today reports financial results for the quarter ended September 30, 2021 ("Q3 2021"). The Company also provides an update on capital development projects, scale up of mining operations, and exploration activities at Keno Hill.

Highlights

•	Transitioned to Bermingham ore and on track to reach Flame & Moth ore in the fourth quarter of 2021 ("Q4 2021") and reach sustainable design capacity and planning for cash self-sufficiency in first quarter of 2022 ("Q1 2022"):
•	Bellekeno: Longhole drilling and blasting continued at Bellekeno, providing mill ore feed during Q3 2021. Ore production at Bellekeno concluded in October 2021.
•	Bermingham: Initial ore production was achieved in August 2021 and continues in Q4 2021, and grades to date have been consistent with block model estimates. In October 2021, the mill transitioned from milling ore sourced from the Bellekeno mine to milling ore sourced from the Bermingham mine.
•	Flame & Moth: Underground development activities at Flame & Moth continue, with initial ore production anticipated later in Q4 2021. Development of the Flame & Moth primary decline has reached the location of the first two ore access levels and advancement of the level accesses to the ore and construction of the Alimak raise nest is underway.
•	Mill Performance, Throughput and Recovery on Track: The Keno Hill District mill continued normal operations in Q3 2021, on a reduced schedule to accommodate the "milling out" of final tonnes from Bellekeno along with mechanical and electrical work to tie in the new ball mill and regrind mills which will be brought on-line to optimize throughput and concentrate quality from the Bermingham and Flame & Moth mines. The mill saw throughput of 162 tonnes per operating day ("tpd") in Q3 2021 as ramp up continues towards milling 400 tpd. The operational decision to stockpile 2,468 tonnes of Bermingham ore while Bellekeno ore was being milled separately resulted in slightly reduced throughput for Q3 2021 of 162 tpd compared to 176 tpd achieved in Q2 2021. For the first nine months of 2021 ("YTD"), mill throughput totaled 22,021 tonnes at 775 grams per tonne ("g/t") silver ("Ag"). Metallurgical performance in Q3 2021 was within design expectations for Bellekeno ore and additional optimization and adjustments are anticipated as the mill feed source transitions to solely Bermingham ore. For Q3 2021, Ag recoveries averaged 95%, with 98% of Ag reporting to the lead ("Pb") concentrate.
•	Announced Interim Exploration Results from Bermingham Northeast Deep Zone: On September 7, 2021, the Company announced interim results from Bermingham drilling, including composite assays to 1,681 g/t Ag over 20.37 meters ("m") true width. The interim results confirmed the presence of an approximate 500 m long sub horizontal mineralized zone with at least a 100 m vertical extent located approximately 150 m below the Bermingham Northeast Mining Reserve. The Bermingham Northeast Deep zone exploration and resource definition drilling was completed in October for a total of 17,830 m drilled, with 51 intercepts of the targeted mineralized vein zone. Final results are anticipated to be available in late 2021 and work is underway to develop a new Mineral Resource, also anticipated to be completed in late 2021. Total exploration expenditures capitalized during Q3 2021 were $3,811,000.

Key Performance Metrics

Operations	Q3 2021	Q2 2021	Q1 2021	∆-Q3 vs Q2	YTD 2021

Ore tonnes mined	11,101	6,464	4,427	72%	21,992
Ore tonnes milled	7,275	10,896	3,850	(33%)	22,021
Mill throughput (tpd)[1]	162	176	107	(8%)	154
Ore tonnes stockpiled	3,809	635	5,067	3,174	3,809
Underground development meters	288	228	172	26%	688

Head grade
Silver (g/t)	778	703	985	11%	775
Lead	11.3%	9.3%	11.9%	22%	10.3%
Zinc	6.5%	3.1%	3.3%	110%	4.3%

Recoveries
Silver	95%	93%	83%	2%	92%
Lead in lead concentrate	93%	83%	85%	12%	87%
Zinc in zinc concentrate	65%	85%	31%	(24%)	68%

Concentrate production and grades
Lead concentrate produced (tonnes)	1,039	1,174	539	(11%)	2,752
Silver grade (g/t)	5,089	5,729	5,664	(11%)	5,463
Lead grade	74%	70%	72%	6%	72%
Zinc concentrate produced (tonnes)	588	635	105	(7%)	1,328
Silver grade (g/t)	203	715	775	(72%)	445
Zinc grade	52%	53%	37%	(2%)	48%

Contained metal in concentrate produced
Silver (ounces)	173,757	227,683	100,984	(24%)	502,424
Lead (pounds)	1,683,571	1,799,959	854,346	(6%)	4,337,876
Zinc (pounds)	671,606	637,780	86,494	5%	1,395,880

Exploration
Meters drilled (m)	7,209	8,403	507		16,119
Exploration expenditures incurred ($)	3,811,000	4,696,000	1,233,000		9,740,000

Financials (expressed in thousands of Canadian dollars, except per share amounts)	Q3 2021	Q3 2020			YTD 2021

Revenues - Mining operations	5,959	-			16,193
Revenues - Reclamation management	524	795			2,042
Operating Loss	(3,232)	(5,356)			(8,775)
Cash and cash equivalents	22,204	39,751			22,204
Net Working Capital[2]	15,872	37,998			15,872
Adjusted Net Loss[2]	(4,232)	(3,265)			(5,629)
Net Income (Loss)[3]	4,511	(15,241)			5,923

Shareholders
Basic and diluted net income (loss) per common share[3]	0.03	(0.11)			0.04
Adjusted basic and diluted net loss per common share[2]	(0.03)	(0.02)			(0.04)

Total assets[4]	220,314	183,198			220,314
Total liabilities[5]	28,538	24,384			28,538

1.	Mill throughput (tpd) is based on the number of days that the mill was operational during the period. The mill was operational for 45 days, 62 days and 36 days during Q3 2021, Q2 2021 and Q1 2021, respectively.
2.	See "Non-GAAP Measures" in Section 11 of the Q3 2021 MD&A.
3.	Net income for Q3 2021 includes a non-cash fair value gain relating to the embedded derivative asset totaling $8,743,000 (2020 - loss of $11,976,000). Net income for YTD 2021 includes a non-cash fair value gain relating to the embedded derivative asset totaling $11,552,000 (2020 - loss of $15,458,000).
4.	Total assets increased primarily due to increases in mineral properties, plant, and equipment.
5.	Total liabilities increased primarily due to increases in deferred income tax liabilities.

Outlook

"This quarter was a major turning point for us at Keno Hill," remarked Clynt Nauman, Chairman and CEO.   "With ore extraction completed at Bellekeno, and our team now completely focused on our two new mines (Bermingham and Flame & Moth), we are rapidly moving closer to 'full production' and planning for cash flow self-sufficiency at Keno Hill. All major PPE expenditures for the site are complete and our Q4 focus is on completing underground development to achieve concurrent ore production from the Bermingham and Flame & Moth mines. Early development ore from the 1150 level at Bermingham was stockpiled in September and is now moving through the District mill and producing a high grade silver concentrate as anticipated. Underground advance rates this quarter were up approximately 26% over Q2 2021, which has allowed us to reach the first two ore access levels at Flame & Moth, with initial ore production anticipated in late Q4 2021. Once the Flame & Moth Alimak raise is completed in early 2022 we will be able to fill the mill and sustainably reach our targeted production levels. This quarter also saw us complete drilling on the Bermingham Northeast Deep exploration target, which has returned some exceptional interim results with composite assays to 1,681 g/t Ag over 20.37 meters true width. We are currently advancing the work required to develop a new Mineral Resource estimate for the Bermingham deposit to include the Northeast Deep zone, to be completed later this year."

Conference Call for Q3 2021 Results

Alexco management will host an audio webcast conference call to discuss these results on Wednesday, November 10, 2021 at 8:00 am PT (11:00 am ET). Details to join the conference call are as follows:

Dial toll free from Canada or the US: 1-800-319-4610

Dial from outside Canada or the US: 1-604-638-5340

Live audio webcast: http://services.choruscall.ca/links/alexco20211110.html

Participants should connect five to ten minutes before the call. The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com shortly after the call.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, and Liana Stammers, P.Geo., Senior Exploration Geologist, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Chief Mine Engineer, all of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to production and commenced concentrate production and shipments in Q1 2021. Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

Forward-Looking Statements
Some statements ("forward-looking statements") in this news release contain forward-looking information plans related to Alexco's business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to risks and uncertainties relating to the COVID-19 pandemic including but not limited to business closures, travel restrictions, quarantines and a general reduction in consumer activity; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, costs associated with implementation of health and safety protocols, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

View original content:https://www.prnewswire.com/news-releases/alexco-announces-third-quarter-2021-results-301420553.html

SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2021/09/c7939.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer, Rajni Bala, Investor Relations and Communications Lead, Phone: (778) 945-6577, Email: info@alexcoresource.com, Website: www.alexcoresource.com

CO: Alexco Resource Corp.

CNW 19:57e 09-NOV-21